INVEST IN **ATHLETE+**

# Banking and 'financial fitness' tools for athletes


Athlete+
Features
Card Benefits
Mission
Universities
"Trusted by athletes and athletic departments"
Banking Built for
Student Athletes
We are on a mission to build equitable finance and monetization products that level the playing field for athletes in the NIL era of college sports.
Download on the App Store
GET IT ON Google Play
Expenses
$1,547
My budget
$1,345
My spending
June 13 - June 19
Nike -$45
Starbucks -$79
Amazon Prime -$99
ROD TIDWELL
DEBIT VISA

athleteplus.com  Chicago IL

Banking | Athlete | Finance and Banking | Sports Project | Bank

LEAD INVESTOR



**Matt DeWitte**

Athlete+ is the first banking product tailored to servicing the emerging collegiate athletic compensation market (NIL). The leadership team is comprised of members with intimate knowledge of the industry; division one athletes and even an olympian with strong resumes in finance and startups. The product is focused on helping athletes achieve financial success and literacy. Historically collegiate institutions have been benefactors of athletes success; this product will help athletes achieve the highest yield potential through in house compliance and advanced data analytics. I am confident in the product, the leadership and look forward to the future successes of Athlete+ and their members.

**Invested $50,000 this round**

## Highlights

1. Athletes at 40+ universities have signed up for the pre-launch
2. Athletes have $23B in earning power in the US alone.
3. The founders have relevant financial and tech experience at Amazon, Deloitte, and Uber.
2. Athletes have $23B in earning power in the US alone.
3. The founders have relevant financial and tech experience at Amazon, Deloitte, and Uber.
4. Have already secured an FDIC-insured sponsor bank.
5. The founders are active angel investors (Reddit, SpaceX, Mercury, Albert, AltoIRA, etc.)

## Our Team



**Michael Fingado** CEO, 2x Founder, Angel, Ex-Amazon, Former Athlete

Mike is a product development leader with experience at Amazon, Tred (acquired for $165mm), and Neon, a venture-backed digital product studio.

Athletes' earning and spending power continue to grow exponentially ($23B in 2022), but a lack of trust in banks and a significant financial literacy gap remain.



**Brian Dzingai** CFO, Finance & IP Expert, Ex-Deloitte, 2x Olympian

Brian has over 10 years of experience working in financial services for Deloitte, AllianceBernstein, and Aon IP Solutions. He's led initiatives helping organizations in financial services, autonomous vehicles, and IT maximize their IP value.



**Pouria Pezeshkian** CTO

Investor and co-founder in several startups. Author to several patent applications. B.S. electrical & computer engineering from Cornell University, M.S. Information Networking Computer Science, Carnegie Mellon University.

# Pitch

Athlete+

Banking built for athletes™



Expenses
My budget
$1,345
My spending
June 13 - June 18
VISA

"If you're from a marginalized group that has been shut out of the educational system or the finance system, how do you ever learn how to create wealth, generate wealth, and to preserve wealth and to grow?"

- John Beam, Athletic Director at Oakland's Laney College



## Mission

We are on a mission to build equitable finance and monetization products that level the playing field for ALL athletes, helping them succeed during and after sports.





# Problem

Athletes' earning and spending power continue to grow exponentially ($23B in 2022), but a lack of trust in banks and a significant financial literacy gap remain.

### Lack of trust in banks

Due to socioeconomic factors, most athletes do not trust or fit into the traditional financial system.

### Limited financial education

60% of student-athletes enter college without any prior financial literacy education.

### Student Loan Debt

59% of college athletes will graduate with student loan debt, despite many being on scholarship.


banking
investments
retirement
career development
insurance

## We are building the USAA for Athletes

Athlete+ is following the playbook of vertically integrated banking made popular and successful by USAA for the military ($4B in profit annually, from 13mm members) and applying it to the 8mm current athletes and 77mm former athletes in the US.

## We automate the 'financial fitness' of athletes.

Athlete+ provides a trusted banking platform with a core focus on creating better financial outcomes through automating finances and earning opportunities for athletes of today and the leaders they will become tomorrow.

**01 Athlete-Centric Banking**

We are building the world's first athlete centric financial services company and community.

**02 Financial Literacy**

Mobile-first banking solution with build-in financial literacy education and athlete perks.

**03 Automation**

Built to maximize earnings for athletes, automate taxes, and uphold compliance for athletic departments.

## Better financial outcomes by automating your finances


Expenses
Overview
You spent $72 at pizza shops this month

**Smart monitoring**

Track your spending, monitor balances, and automatically ensure no payments are missed.


$1,345
Left to spend
$738
Monthly budget
$2,550
Foods & Restaurants
Local Restaurants
$350
Online Food
$250
Recent Transactions
Nike
- $45
Starbucks
- $11
Amazon
- $00

**Spending insights**
We categorize your purchases and track spending habits compared to income to help you avoid spending more than you earn.

**Boosted savings**
Stay motivated by tracking how much you've earned and saved. Compare your progress week over week and see where you rank amongst your peers.

# A new way to build your credit

Start building credit with everyday purchases, monthly rent payments, and recurring subscriptions like Netflix.




Spending Reports
$61.88
Starbucks
$19.99
Netflix
$15.49
Apple payment
$19.99
Amazon
$34.00
Credit Score
660
On-time payments
95%
Credit Utilization
65%
Age of credit
6 years

# Athlete disbursement management for athletic departments

Instantly transfer funds such as athletic stipends to athletes and staff.


Disbursements
Manage Spending Limits
Education Expenses

# Timing

In 2021, new federal and state legislation granted the legal right for athletes in high school and college to begin to monetize their name, image, and likeness (NIL) like professional athletes do.

If leveraged correctly, NIL is a unique value proposition that creates a flywheel effect as a user acquisition channel (low CAC) for our athlete-centric financial service offerings.

**Why Now?**

NIL has opened the door for brands and collectives to pay these athletes, spawning a new billion-dollar opportunity that will lead to trillions of dollars in spending power over the lifetime of these athletes.

**Why Us?**

We focus on impact through financial wellness and inclusion for ALL athletes, whether they go pro in athletics, start a business, or go on to become the next Fortune 500 CEO.

# Athletes at all levels need our help



**Prep Athlete**
High School or Club sports athlete who wants to learn about finances but may not currently bank with a legacy financial institution. Athlete+ becomes their first debit card and path to financial literacy

**8mm** High School Athletes in the US



**Bluechip to All-American**
Current student-athlete or pro athletes earning income through a salary, endorsements, or stipends need guidance to achieve significant financial milestones and make the most of their earnings.



**Athlete Turned Executive**
A former athlete with financial stability that may need help with student loan debt or additional financial tools and offerings: insurance, home loans, etc.

**600K** Collegiate and professional athletes

**77mm** Former athletes (all levels)

Fun Fact: According to an NPR poll, almost three in four adults (73%) aged 30+ played sports when they were younger.

# Customer Acquisition

Athlete+ is the evolution of Athletepreneur®, which focuses on helping athletes succeed off the field in business, entrepreneurship, and more. Since we own this brand, we can directly leverage it to drive traffic to our fintech offerings and our other B2BC partnerships with collectives, colleges, community organizations, and brands.

Primary → B2B2C

Secondary → B2C

Athletepreneur® · Just Women's Sports · Under Armour · nftgenius · SheMate · OneTeam · adidas · Heels4Life · Players Coalition

*We have already started partnership efforts with many but not all of these brands

# Traction

Thousands of athletes at 40+ colleges spanning from D1-D3, Power5 Conferences, & HBCUs have already joined the waitlist and taken our financial literacy quiz and NIL Score® assessment.



# Size of the market

**600B** Total Available Market (TAM)

**36.4B** Serviceable Available Market (SAM)

**26.2B** Serviceable Obtainable Market (SOM)

Athlete+ operates in the $600B neo-banking market. We explicitly serve the $36.4B market segment targeting athletes (current & former) and the leagues, organizations, and brands that pay them.

TAM*: https://www.gminsights.com/industry-analysis/neobanking-market
SAM* - based on $422.40 ARPU
SOM*. - based on customer acquisition metrics and retention metrics similiar to USAA membership

# How we make money

**01** **Transaction Revenue:**
We receive debit interchange fees when users pay with their Athlete+ debit card or fund their account via Debit rails. We also share in fees charged for out-of-network ATM withdrawals and processing fees for our Instant Payouts feature.

**02** **Service/Subscription Revenue:**
We receive between $5-$10 monthly per user in the form of premium subscriptions that include: bonus cash back rewards, NIL Score® monitoring & insights, and endorsement automation.

**03** **Banking as a Service (BaaS) Revenue:**
We manage compliance + payment remittance for athletic departments, collectives, and sports leagues (cost varies by seat size).



125
100
75
50
25
0
2023
2024
2025
2026
2027

# Milestones

The focus of this raise is to reach 10K funded accounts at a $7MM ARR, (product market fit) and then raise growth funding within 12 months of doing so to expand our offerings and team.

*projected revenue from subscriptions + interchange fees
*pre-launch projections mirror other Neo-banks and are tied to actual interchange + subscription fee data

# Meet the Team



**Brian Dzingai**
Founder
CFO

Deloitte. BERNSTEIN AON



**Michael Fingado**
Founder
CEO

amazon NFL PLAYERS HUSTLE FUND Wharton Executive Education University of Oxford Saïd Business School



**Pouria Pezeshkian**
Product/Dev
CTO

Uber Agilent Technologies Carnegie Mellon University Cornell University

# INDUSTRY ADIVISORS

Athlete+ continues to grow a team of top notch advisers with experience at industry leaders servicing the DeFi, Fintech, Web3, Sports, Media, etc.



Elliot Mack

techstars_ J.P.Morgan NFL PLAYERS ASSOCIATION



Sameer Govil

VISA Revolut McKinsey & Company



Jason Mikula

Goldman Sachs LendUp



Kala Funderburk

Paramount+ ESPN



Athlete+ is about more than sports and finance. *It's a movement.*

We are building a community and financial foundation for all athletes to succeed during and after sport.


USA
USA
NIKE
KENYA
USA
USA
12



College and professional athletes account for **over half of Fortune 500 CEOs** and **over half of women in the C-suite.**

# Neo-Bank IPO/Markup Example

Dave

**Dave is a banking app on a mission to create financial opportunity that advances America's collective potential.**

- Seed Round: $3 million (2017)
- Series A: $13.3 million (late 2017).
- Series B: $50 million of equity financing (2019).
  - The company achieved a post-equity valuation of $1.2 billion.

***IPO: $3 billion market cap on first day of trading***

**Challenger banks attracted the most funding across fintech in Q1 2022, followed by crypto exchanges, DeFi, & BaaS.**

https://dealroom.co/uploaded/2022/04/Fintech-Q1-2022-report-1.pdf?x75805

Appendix

## Our Powerful Flywheel


Athlete+

**More users & more data lead to better product offerings**
Use transaction data at scale to qualify future offerings

**Help users understand their finances**
Provide instant access to high impact, low CAC products

**Leverage word-of-mouth, community network effects**
Helps fund additional marketing efforts

**Help users generate more income**
Creates more spending power and builds trust

## Competitive Landscape

Athlete+ Offers a Highly Differentiated, Impactful Platform

| | Athlete+ — Our Platform | chime — Other Neo Banks | Bank of America / Chase — Incumbent Banks |
|---|---|---|---|
| Ease of Access | ✓ Frictionless signup & access to features without an account | ✓ Signup is frictionless, but may require an account before accessing features | ☒ Antiquated on-boarding process and difficult to navigate financial offerings |
| Endorsements | ✓ Automated NIL endorsements and early payouts | ☒ Early payouts may vary, and no support for NIL related endorsements | ☒ Most offerings require an opt in to access special cashback deals |
| Data & Tech | ✓ Deep understanding of user behavior to enhance offerings | ✓ Leverage banking partner and 3rd party applications (Plaid) to enhance offerings | ☒ Unsophisticated approach based on legacy tech stack |
| Web3 & DeFi | ✓ NFTs, & future ready for DeFi product offerings | ☒ No applicable offerings | ✓ JP Morgan has opened the first bank in the metaverse |
| Defensible market niches | ✓ Diverse athlete community that is highly engaged, & doesn't trust incumbent banks | ☒ Broadly focused on Millennials but not specific or defensible | ☒ Lacking brand affinity and/or specific community focused offerings |


Financial Fitness Calculator
Use the sliders to indicate rough income and bills per month
Subscriptions $240
Utilities $700
Rent/mortgage $2,900
Income $6,400
Security blanket
Cover my rent utilities subscriptions
for 2 months
Reveal Financial Fitness
Athlete+ automated finances could help you increase your net worth by
$4,489 - $8,640 in just a year
Cash +$1,140
Vault +$374
Bills +$1,140
We've calculated a guilt free spending limit** to keep you on track for the next 1.5 months!
Guilt-free Cash Limit
Daily limit: $25
Weekend limit: $51

## The NCAA 'Robs Predominantly Black Athletes' of Opportunity to Build Generational Wealth

"College-athletes—especially black athletes, who are disproportionately represented in revenue-generating sports—are a massive source of revenue for colleges and media companies, yet they aren't allowed to share in the enormous value they create, and these injustices perpetuate long after students' playing days are over in the form of student debt..."



- Sen. Cory Booker (D-NJ)

## Only 7% of NCAA Revenue Today Goes to Athletes

If college football players received 47% of revenue disclosed by the NCAA, a four-year player in a Power 5 conference would make more than $1 million during his time in college. In men's basketball, players in the ACC, Big 12, Big Ten, and SEC could stand to make more than $2 million if they shared 50% of revenue.

**If athletes were able to invest even a $100,000 portion of that money, they could accrue over $1 million in retirement savings.**


NCAA
NFL
NBA
Athlete - share of revenues
League - share of revenues

https://www.ncaa.org/about/resources/research/finances-intercollegiate-athletics-database
https://www.forbes.com/sites/tommybeer/2020/09/01/ncaa-athletes-could-make-2-million-a-year-if-paid-equitably-study-suggests
https://www.si.com/college/2020/07/31/ncaa-athlete-compensation-cost-revenue-study